December 10, 2025

VIA EDGAR

United State Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Vision Marine Technologies Inc. (the “Company”)
Registration Statement on Form F-1
File No. 333-291955 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby

(i)	memorializes the withdrawal of its prior request submitted to the U.S. Securities and Exchange Commission (the “Commission”) on December 5 for acceleration of the effectiveness of the above-referenced Registration Statement and

(ii)	further requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 5:00pm Eastern Standard Time on Thursday, December 11, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The undersigned respectfully requests that it be notified of the effectiveness of the above-referenced Registration Statement by telephone call to our counsel, Ortoli Rosenstadt LLP, by calling Tim Dockery at (212) 829-8946. The Company hereby authorizes Mr. Dockery to orally modify or withdraw this request for acceleration.

Very truly yours,

VISION MARINE TECHNOLOGIES INC.

By:	/s/ Raffi Sossoyan
Name:	Raffi Sossoyan
Title:	Chief Financial Officer